                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                        BIO-IMAGING TECHNOLOGIES, INC.
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                                (Name of Issuer)


                  Common Stock, Par Value  $.00025 Per Share
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                         (Title of Class of Securities)


                                 09056N103000
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                                 (CUSIP Number)


  Richard Ralph, Treas. 1100 E. Broad Street, Box 850, Westfield, NJ 07090,
                                (908) 238-0130
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              September 25, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 857304100                                           PAGE 2 OF 2 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Fairview Cemetary of Westfield Corp.  22-0900920
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

                                     W.C.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                  New Jersey
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                7   SOLE VOTING POWER
  NUMBER OF
  SHARES                                   491,596
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                                 0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                           491,596
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   491,596
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     6.3%
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14   TYPE OF REPORTING PERSON*

                        00-Not-For-Profit Corporation
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, $.00025, par value ("Common Stock") of Bio-Imaging Technologies, Inc. The principal executive offices of the Issuer are presently located at 830 Bear Tavern Road, West Trenton, New Jersey 08628-1020.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person is Fairview Cemetery of Westfield Corp., a Not-for-Profit Corporation organized under New Jersey law. Its principal business is to operate a cemetery. Its principal business and office are at 1100 E. Broad Street, P.O. Box 850, Westfield, New Jersey 07090.

         Information relating to the trustees of Fairview Cemetary of Westfield Corp., is set forth in Attachment I and is hereby incorporated by reference in this Item 2.

         Neither Fairview Cemetery of Westfield Corp., nor the trustees listed on Attachment I, during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither Fairview Cemetery of Westfield Corp., nor the trustees listed on Attachment I, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person paid a total of $462,637.72 in exchange for 525,596 shares of Common Stock. The source of the funds was from the Reporting Person's working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the transaction was to provide the Reporting Person with Common Stock of the Issuer as part of its investment portfolio.

         The Reporting Person is not a Director or Officer of the Issuer.

               The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

               a. The acquisition by any person of additional securi-ties of the Issuer, or the disposition of securities of the Issuer;

               b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               c. A sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

               d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               e. Any material change in the present capitalization or dividend policy of the Issuer;

               f. Any other material change in the Issuer's business or corporate structure;

               g. Changes in the Issuer's charter, by-laws or instru-ments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Act;

               j.     Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               As of January 21, 1998 the Reporting Person had an interest in the Securities of the Issuer as follows:

               Name:  Fairview Cemetery of Westfield Corp.
               No. of Shares:  491,596
               Voting Power:  Sole
               Disposition Power:  Sole
               Aggregate Percentage Beneficially Owned*:  6.32%

               *Based upon 7,773,878 shares of Common Stock outstanding as reported in the Issuer's Form 10-KSB for the year ended September 30, 1997.

               During the past sixty (60) days, the Reporting Person purchased 45,000 shares of Common Stock at an average price per share of $.67, and sold 34,000 shares at an average price per share of $1.39. All shares of Common Stock were purchased and sold in open market transactions.

               Information as to the trustees of the Reporting Person is set forth in Attachment I and incorporated in this item by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

               Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person or the trustees listed on Attachment I, and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               Dated: January 26, 1998         FAIRVIEW CEMETERY OF
                                                    WESTFIELD CORP.



                                                  By: /s/RICHARD M. RALPH
                                                      SECRETARY/TREASURER

                           FAIRVIEW CEMETERY TRUSTEES

                                  Attachment I


                                                                                           NUMBER OF     NUMBER OF     TRANSACTIONS*
                                                                                           SHARES AS     SHARES AS     IN ISSUER
                                                                                           TO WHICH      TO WHICH      SECURITIES IN
                                                                                           SOLE POWER    SHARED POWER  LAST 60 DAYS
 NAME             OFFICER    PRINCIPAL     NAME & ADDRESS   NUMBER OF      PERCENTAGE OF   TO VOTE AND   TO VOTE AND
                             OCCUPATION    OF CORPORATE     SHARES OWNED   SHARES OWNED    SELL          SELL
                                           EMPLOYER         OF ISSUER

Frank Abella        President  Investment  Investment
732 W. Eight St.               Advisor     Partners of
Plainfield, NJ  07060                      America
561-3622                                   732 W. Eighth St.  21,732(1)      .28%           19,400        2,332(2)      3,900 shares
                                           Plainfield, NJ                                                                purchased @
                                                                                                                      $.75/shares on
                                                                                                                       12/23/97 open
                                                                                                                           market.
Steven J. Burke     Assistant  Lawyer      Younghans & Burke     0            ----            ----         ----
141 Elmer St.       Secretary
P.O. Box 340
Westfield, NJ  07091
232-2300 - (H) 273-7327

Arthur C. Fried     Vice        Retired        ----              ----         ----            ----         ----             ----
623 Kesington Dr.   President
Westfield, NJ 07090
232-5246

Mr. Richard Ralph   Secretary/  Executive  Fairview Cemetery  1,000(3)                        1,000        ----             ----
1100 E. Broad St.   Treasurer   Director   1100 E. Broad St.
P.O. Box 850                               P.O. Box 850
Westfield, NJ  07091                       Westfield, NJ  07091

(1) Mr. Abella owns 9,500 shares in a personal account; 3,900 shares in an IRA account; and 6,000 shares which are held in the estate of Frank J. Abella, Sr. of which he is Executor; by way of gift Mr. Abella transferred 500 shares to his son Frank J. Abella, III on 12/15/97.

(2) In addition, Mr. Abella's firm, Investment Partners of America, of which he is a General Partner owns 2,332 shares for which he claims no beneficial interest.

(3)      Mr. Richard Ralph's shares are held in an IRA account.

* DATE OF TRANSACTION; AMOUNT OF SECURITIES; PRICE PER SHARE; WHERE AND HOW AFFECTED.

 NAME               OFFICER    PRINCIPAL   NAME & ADDRESS   NUMBER OF      PERCENTAGE OF   NUMBER OF     NUMBER OF     TRANSACTIONS*
                               OCCUPATION  OF CORPORATE     SHARES OWNED   SHARES OWNED    SHARES AS     SHARES AS     IN ISSUER
                                           EMPLOYER         OF ISSUER                      TO WHICH      TO WHICH      SECURITIES IN
                                                                                           SOLE POWER    SHARED POWER  LAST 60 DAYS

Everson F. Pearsall   ----      Retired         ----           ----            ----           ----         ----            ----
10 Tisbury Court
Scotch Plains, NJ  07076
815-9171


John Ricker           ----      Insurance  Milo Associates     ----           ----         ----           ----             ----
19 Dartmouth Ave., Apt. 1-A                1923 Westfield Ave.
Bridgewater, NJ  08807                     P.O. Box 190
233-1000                                   Scotch Plains, NJ  07076


Charles E. Roberts     ----     CPA        Roberts Bennasu &   ----            ----           ----         ----           ----
12 Hamilton Avenue                         De Spirto
Cranford, NJ  07016                        282 South Avenue
276-0528 (Home) 889-1700 (Office)          Fanwood, NJ


Barbara Vincentsen     ---    Architect    (Same)              ----            ----           ----         ----           ----
238 St. Paul Street
Westfield, NJ  07090
232-4642  (Fax) 232-0359  (H) 233-5845


Anthony Scutti         ----  Police Chief  Westfield Police     ----           ----           ----         ----            ----
1065 Seward Avenue                         Department
Westfield, NJ  07090                       Westfield, NJ  07090
(B) 232-8000


David E. Nowicki       ----    Doctor      141 So. Euclid Ave. 14,000          .18%           14,000       ----        11,500 shares
602 Tremont Avenue                         Westfield, NJ  07090                                                    purchased @ 11/16
Westfield, NJ  07090                                                                                                and 2,500 shares
(908) 233-9225  (B) 233-9370                                                                                        @ .75 shares on
                                                                                                                           1/20/98.

* DATE OF TRANSACTION; AMOUNT OF SECURITIES; PRICE PER SHARE; WHERE AND HOW AFFECTED.

 NAME               OFFICER    PRINCIPAL   NAME & ADDRESS   NUMBER OF      PERCENTAGE OF   NUMBER OF     NUMBER OF     TRANSACTIONS*
                               OCCUPATION  OF CORPORATE     SHARES OWNED   SHARES OWNED    SHARES AS     SHARES AS     IN ISSUER
                                           EMPLOYER         OF ISSUER                      TO WHICH      TO WHICH      SECURITIES IN
                                                                                           SOLE POWER    SHARED POWER  LAST 60 DAYS
Franklyn Sullebarger   ----     Sales       Pitman Company     ----            ----            ----          ----          ----
550 Highland Drive              Executive
Westfield, NJ  07090
232-3318 (800) 631-3128 x 473


Donald W. MacDonald    ----     Retired         ----           ----            ----            ----          ----          ----
21 Giggleswick Way
Edison, NJ  08820
(908) 561-7674  (Fax) 561-0889


* DATE OF TRANSACTION; AMOUNT OF SECURITIES; PRICE PER SHARE; WHERE AND HOW AFFECTED.